TransEnterix, Inc.

635 Davis Drive, Suite 300

Morrisville, North Carolina 27560

January 22, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tom Jones

Re:	TransEnterix, Inc. Registration Statement
on Form S-3 (File No. 333-222103)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m., January 24, 2018, or as soon thereafter as practicable.

Please direct any questions regarding the Registration Statement or this request to the undersigned at the Company at (919) 596-8400, to Joshua Weingard, Chief Legal Officer of the Company, at (305) 575-4602 or to Mary J. Mullany at Ballard Spahr LLP at (215) 864-8631.

Sincerely,

/s/ Joseph P. Slattery

Joseph P. Slattery

Executive Vice President,

Chief Financial Officer